U.S. SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C.  20549

                               FORM 12b-25
                                             SEC FILE NUMBER:  0-32229



                       NOTIFICATION OF LATE FILING

Form 10-K
For period ending:  June 30, 2001

PART I-Registrant Information
Full Name of Registrant:  Wireless Synergies Inc.
Former Name:  Texas E-Solutions, Inc.
Address of Principal Executive Officer: 7825 Fay Avenue, suite 200 La Jolla,CA 92037

PART II-Rules 12b-25 (b) and (c)
X  (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X (b) The subject 10K report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date.

PART III-Narrative
As of September 28, 2001 the audit for calendar year 2000 has just been completed and, thus, the Form 10-K applicable to the year is just being input to Edgar. As such, the next task is to finalize the results for the year 2000, and the remaining work to complete that review is in process, but not yet complete. It should be completed yet this week, but will, therefore, be late to the requirement. The 10-K will be filed as soon as the CPA's are satisfied that the review conclusions are appropriate.

PART IV-Other Information
     (1)  Name and telephone number of contact person:
     Dale Chapman                       704-333-1324

     (2)  Have all other periodic reports been filed?
     No.       The yearend 10-K is being completed and filed at this
     time.

     (3) Will there be significant year-to-year changes in the results of operations?
     No.       The company is just emerging from development stage and
     there are still no significant revenue or earnings.

Texas E-Solutions, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  09-28-01               By:    /s/ Jack Chang
                                         Jack Chang,    President